UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. __)*
Max & Erma’s Restaurants, Inc.
(Name of Issuer)
Common Stock, $.10 par value
(Title of Class of Securities)
577903 10 7
(CUSIP Number)
October 29, 2007
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     ☐ Rule 13d-1(b)
     ☑ Rule 13d-1(c)
     ☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Page -2-	577903 10 7

1	NAMES OF REPORTING PERSON: Donal H. Malenick

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	5	SOLE VOTING POWER:

NUMBER OF		285,400

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		285,400

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	285,400

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	10.3%

12	TYPE OF REPORTING PERSON:

	IN

CUSIP No. 577903 10 7
Page -3-
Item 1.
(a)	Name of Issuer: Max & Erma’s Restaurants, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 4849 Evanswood Drive, Columbus, Ohio 43229
Item 2.
(a)	Name of Person Filing: Donal H. Malenick

(b)	Address of Principal Business Office or, if none, Residence: 4461 Wayside Dr., Naples, Florida 34119

(c)	Citizenship: USA

(d)	Title of Class of Securities: Common Stock, $.10 par value

(e)	CUSIP Number: 577903 10 7
Item 3. Not Applicable
Item 4. Ownership
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned as of December 31, 2007: 285,400 shares (includes 5,000 shares which Mr. Malenick has a right to purchase within 60 days of December 31, 2007, and 202,980 shares into which Mr. Malenick has a right to convert a $1,000,000 installment of principal, plus interest at a rate of 8.5% per year, at a conversion price of $5.00 per share, for a Convertible Promissory Note dated October 29, 2007).

(b)	Percent of class: 10.3%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 285,400

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 285,400

CUSIP No. 577903 10 7
Page -4-
(iv)	Shared power to dispose or to direct the disposition of: 0
Item 5. Ownership of Five Percent or Less of a Class
Not Applicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Not Applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or
             Control Person
Not Applicable
Item 8. Identification and Classification of Members of the Group
Not Applicable
Item 9. Notice of Dissolution of Group
Not Applicable
Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2008

Date

/s/ Donal H. Malenick

Signature

Donal H. Malenick

Name